UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Anthony Brian Goodman

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 9,654,079 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 16,124,562 shares of Common Stock(2)*
	8.	Shared Voting Power 7,470,483 shares of Common Stock*
	9.	Sole Dispositive Power 9,654,079 shares of Common Stock(1)*
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

17,124,562 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

23,624,562 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 14.3%(1)* With Series B Preferred Stock (voting only): 17.6%(2)(3)*
14.	Type of Reporting Person IN

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_______________

(1)

Includes 1,000,000 shares of common stock issuable upon conversion of 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman. Does not include up to 250,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

(2)

Includes the voting rights of the 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman, which each vote 7,500 voting shares, or 7,500,000 voting shares in aggregate. Does not include up to 250,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

(3)

Based solely for the purposes of such calculation on a total of 133,884,144 total voting shares (including 118,884,144 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock), and including shares of common stock issuable upon exercise of options held by Mr. Goodman which are exercisable within 60 days (of which there are not). Does not include up to 250,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

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1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock*
	8.	Shared Voting Power 7,470,483 shares of Common Stock*
	9.	Sole Dispositive Power -0- shares of Common Stock*
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,483 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person OO

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

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EXPLANATORY NOTE

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”), as amended by Amendment No. 1 thereof dated October 5, 2021, Amendment No. 2 thereto dated March 21, 2022, Amendment No. 3 thereto dated October 4, 2022, Amendment No. 4 thereto dated December 9, 2022, and Amendment No. 5 thereto dated February 3, 2023 (the Schedule 13D as amended to date, the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” or “Company” means Golden Matrix Group, Inc.; and

•	“Reporting Persons” means Anthony Brian Goodman and Luxor Capital, LLC.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following at the end thereof:

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

•	Aleksandar Milovanović,

•	Zoran Milosevic, and

•	Snežana Božović

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On January 17, 2024, Mr. Goodman was issued 125,000 shares of common stock upon the vesting of certain Restricted Stock Units to purchase shares of common stock of the Issuer, the terms of which are discussed in Amendment No. 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On April 9, 2024, as a required term of, and in connection with, the closing of that certain January 12, 2023 Sale and Purchase Agreement of Share Capital (the “Purchase Agreement”) entered into between the Issuer and Aleksandar Milovanović, Zoran Milosevic and Snežana Božović (collectively, the “Sellers”), the Issuer entered into a Nominating and Voting Agreement (the “Voting Agreement”) between the Issuer, Anthony Brian Goodman, the Issuer’s Chief Executive Officer and director, Luxor Capital LLC, which is owned and controlled by Mr. Goodman, and each of the Sellers.

Pursuant to the Voting Agreement, the Sellers and Mr. Goodman agreed for two years following the closing of the Purchase Agreement (i.e., until April 9, 2026) to:

(1)

vote their voting shares of the Issuer “For” appointment of those director nominees, nominated to the Board of Directors from time to time by the independent Nominating and Corporate Governance Committee of the Board of Directors of the Issuer (the “Committee”) which Committee is required to be composed of two members (one appointed by the members of the Board of Directors not appointed by the Sellers and one appointed by the member(s) of the Board of Directors appointed by the Sellers); and

(2)

not vote their shares to remove any directors nominated by the Committee, subject to certain rights to withhold votes for certain persons disqualified from serving as a member of the Board of Directors as described in the Voting Agreement.

If the Committee becomes deadlocked on a nominee, then the independent Director(s)on the Board have the right to vote, and to collectively break the voting tie (voting by majority, provided that the Board of Directors currently consists of only one other independent member, other than those two independent members on the Committee).

The Voting Agreement also includes restrictions on the ability of the Sellers to transfer shares of the Issuer which they hold, unless such transferees enter into a joinder to the Voting Agreement and includes a provision allowing any member of the Board nominated by the Sellers to share confidential information with the Sellers, but otherwise prohibiting them from sharing such confidential information with any other person.

Pursuant to the Voting Agreement, the Sellers agreed to not request, encourage, or support any independent directors nominated to the Board of Directors by the Sellers pursuant to the appointment right set forth in the designation of the Issuer’s Series C Voting Preferred Stock (the “Series C Appointment Right”), to remove Mr. Goodman as Chief Executive Officer of the Issuer (or reduce his ultimate authority to manage the Issuer) for a period of two years following the closing of the Purchase Agreement, except as to a removal for cause (as defined in the Voting Agreement), or to the extent that failure to vote to remove Mr. Goodman would violate their fiduciary duties to the Issuer or its shareholders.

The description of the Voting Agreement above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

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Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act.

The Reporting Persons acquired, and presently hold, the Securities reported herein for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation of Mr. Goodman on the Board of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as disclosed in this Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 4 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of the Issuer’s securities. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the Voting Agreement, is hereby incorporated herein by reference.

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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1

Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2022 (File No. 000-54840), and incorporated by reference herein

2

Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein

3	Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021
4

Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(officer and employee awards – September 2022)(Filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2022, and incorporated by reference herein).

5	Form of Rule 10b5-1 Sales Plan (Filed as Exhibit 99.4 to Amendment No. 3).
6

Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milosevic and Snežana Božović (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2024, and incorporated herein by reference)

CUSIP No. 381098300	Schedule 13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2024

/s/ Anthony Brian Goodman
Anthony Brian Goodman

April 12, 2024

Luxor Capital, LLC

/s/ Anthony Brian Goodman
Anthony Brian Goodman Managing Member